May 12, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes

Re:	Oncobiologics, Inc.
Registration Statement on Form S-1
File No. 333-209011

Acceleration Request
Requested Date:	May 12, 2016
Requested Time:	4:00 p.m., Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join Oncobiologics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-209011) to become effective on Thursday, May 12, 2016, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that the Preliminary Prospectus dated April 27, 2016, was distributed by us, as representatives of the several underwriters, approximately as follows from April 27, 2016 through the date hereof:

Copies to underwriters	661
Copies to dealers	0
Copies to institutional investors	588
Copies to others/retail	5
Total	1,254

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

JEFFERIES LLC

BARCLAYS CAPITAL INC.,

As Representatives

[Signature Page Follows]

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

cc:	Pankaj Mohan, Ph.D., Oncobiologics, Inc.
Lawrence A. Kenyon, Oncobiologics, Inc.
Stuart M. Cable, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Yvan-Claude Pierre, Cooley LLP
Daniel I. Goldberg, Cooley LLP
Marianne Sarrazin, Cooley LLP

[signature page to acceleration request letter]